VIA EDGAR

August 15, 2013

Ms. Anu Dubey

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds Trust (“Registrant”)

File Nos. 033-10451, 811-04920

Dear Ms. Dubey:

This letter responds to the comments on Post-Effective Amendment No. 77 to the Registrant’s registration statement on Form N-1A (“PEA 77”) on behalf of the Wasatch Emerging Markets Small Cap Fund (“Emerging Markets Fund”), Wasatch Small Cap Growth Fund (“Small Cap Growth Fund”) and Wasatch Small Cap Value Fund (“Small Cap Value Fund”) (collectively, the “Funds”) filed on EDGAR on June 21, 2013 that were provided to me by telephone on Monday, August 5, 2013 by the Securities and Exchange Commission (the “SEC”).

1.	Summary Section of Prospectuses – Emerging Markets Fund, Small Cap Growth Fund and Small Cap Value Fund – Fees and Expenses of the Fund

SEC Comment:        Footnote 1 to the annual fund operating expenses table:

(a)	The Registrant indicates that the Fund has contractually agreed to waive expenses and reimburse expenses until at least January 31, 2015. May the Advisor recoup any of the fees it waived or reimbursed? If yes, please provide the terms of such arrangement.

(b)	Please confirm that the Expense Limitation Agreement will be filed as an exhibit to the registration statement; and

(c)	Please confirm who may terminate the expense reimbursement and under what circumstances as required by Item 3, Instruction 3(e) of Form N-1A.

Response:

(a)	The Advisor may not recoup any of the fees it waived or reimbursed from prior years.

(b)	The Registrant confirms that the expense limitation agreement will be filed as an exhibit to the registration statement.

(c)	The Registrant confirms that the Board of Trustees is the only party that may terminate the contractual limitation prior to the contract’s expiration date.

2.	Summary Section of Prospectus – Emerging Markets Fund – Principal Strategies

SEC Comment:        Under normal market conditions, we will invest at least 80% of the Fund’s assets in the equity securities (including common stock, preferred stock and securities convertible into common stock) of small-capitalization companies. Please revise 80% investment restriction to include “tied economically to emerging markets.”

Response:    “Under normal market conditions, we will invest at least 80% of the Fund’s assets in the equity securities (including common stock, preferred stock and securities convertible into common stock) of companies that are tied economically to emerging market countries.”

Please note that the disclosure above reflects the investment policy adopted by the Fund. However, there was an error in the registration statement filed with the SEC and the disclosure as underlined above was inadvertently deleted.

3.	Summary Section of Prospectuses – Emerging Markets Fund, Small Cap Growth Fund and Small Cap Value Fund – Principal Strategies

SEC Comment:        The Emerging Markets Fund considers a company to be a small-capitalization company if its market capitalization, at the time of purchase, is less than the larger of $3 billion or the market capitalization of the largest company in the Morgan Stanley Capital International (MSCI) Emerging Markets Small Cap Index during the most recent 12 month period.

The Small Cap Growth Fund considers a company to be a small-capitalization company if its market capitalization, at the time of purchase, is less than the larger of $3 billion or the market capitalization of the largest company in the Russell 2000 Index during the most recent 12 month period.

The Small Cap Value Fund considers a company to be a small-capitalization company if its market capitalization, at the time of purchase, is less than the larger of $3 billion or the market capitalization of the largest company in the Russell 2000 Index during the most recent 12 month period.

Please revise each Fund’s investment strategy to indicate that market capitalization, at the time of purchase, is the largest company in the particular index as of the most recent reconstitution (rebalancing) date of that index.

Response:    The disclosure will be revised as follows for the Small Cap Growth Fund and Small Cap Value Fund.

The Small Cap Growth Fund considers a company to be a small-capitalization company if its market capitalization, at the time of purchase, is less than the larger of $3 billion or the market capitalization of the largest company in the Russell 2000 Index as of its most recent reconstitution date.

The Small Cap Value Fund considers a company to be a small-capitalization company if its market capitalization, at the time of purchase, is less than the larger of $3 billion or the market capitalization of the largest company in the Russell 2000 Index as of its most recent reconstitution date.

For the Emerging Markets Fund, the Morgan Stanley Capital International (MSCI) Emerging Markets Small Cap Index is constantly readjusting. The index is reviewed quarterly — in February, May, August and November — with the objective of reflecting change in the underlying equity markets in a timely manner, while limiting undue index turnover. During the May and November semi-annual index reviews, the index is rebalanced and the small capitalization cutoff points are recalculated. As a result, the Registrant believes that a company to be considered a small-capitalization company if its market capitalization, at the time of purchase, is less than the larger of $3 billion or the market capitalization of the largest company in the Morgan Stanley Capital International (MSCI) Emerging Markets Small Cap Index during the most recent 12 month period.

4.	Summary Section of Prospectuses – Emerging Markets Fund, Small Cap Growth Fund and Small Cap Value Fund – Historical Performance

SEC Comment:        Please disclose information about the additional index in the narrative explanation accompanying the bar chart and table for the secondary index as required by Instruction 2(b) of Item 4 of Form N-1A.

In addition, please delete the sentence “The Fund’s returns after taxes on distributions and sale of Fund shares may be higher than returns before taxes and after taxes on distributions because they include the effect of a tax benefit an investor may receive from the capital losses that would have been incurred.” under the average annual total return table for the Emerging Markets Fund and Small Cap Growth Fund.

Response:    The Registrant will make the changes as requested.

5.	Summary Section of Prospectuses – Emerging Markets Fund, Small Cap Growth Fund and Small Cap Value Fund – Portfolio Managers

SEC Comment:        A lead portfolio manager and portfolio manager are listed for the Emerging Markets Fund and Small Cap Growth Fund and a lead portfolio manager is listed for the Small Cap Value Fund. The section “Wasatch Funds-Management-Portfolio Managers” does not describe the difference between lead portfolio manager and portfolio manager. Please explain.

Response:    The Funds are managed using a team approach. The Wasatch research team consists of 16 portfolio managers and 13 securities analysts. The lead portfolio managers and portfolio managers are responsible for making investment decisions for their respective Funds in accordance with each Fund’s investment objectives and strategies. The research team is responsible for analyzing securities and making investment recommendations to the portfolio managers. The individuals listed in the table below are the portfolio managers responsible for making the day-to-day investment decisions for their respective Funds. The lead portfolio managers are ultimately primarily responsible for managing their respective Funds in accordance with the Fund’s investment objectives and strategies.

6.	Summary Section of Prospectuses – Small Cap Growth Fund and Small Cap Value Fund – Fees and Expenses of the Fund

SEC Comment:        Footnote 1 to the annual fund operating expenses table: The Registrant indicates that the Fund has contractually agreed to waive expenses and reimburse expenses until at least January 31, 2015. There is no line item in the annual fund operating expenses table for expense reimbursement. Please explain.

Response:    Currently, both funds are operating below the respective expense cap. As such, it is not necessary to show a line item for expense reimbursements since it would be none. However, the registrant believes that is important that shareholders are aware of the contractual expense limitation in place for each respective Fund.

7.	Summary Section of Prospectuses – Small Cap Growth Fund and Small Cap Value Fund – Principal Strategies

SEC Comment:        Please disclose in the principal strategies how each Fund will achieve its secondary objective of income.

Response:    The Registrant will make the change as requested.

8.	Summary Section of Prospectus – Small Cap Growth Fund – Principal Risks

SEC Comment:        The Fund may invest a large percentage of its assets in a few sectors, including information technology, industrials, consumer discretionary, health care, energy and financials. Please include corresponding principal risks for each sector.

Response:    The Registrant will make the change as requested.

9.	Summary Section of Prospectuses – Small Cap Value Fund – Principal Strategies

SEC Comment:        In the stock selection risk, the disclosure states that the Fund invests primarily in equity securities (including common stock, preferred stock and securities convertible into common stock, warrants and rights, and other securities with equity characteristics). The Fund’s investments may decline in value even when the overall stock market is not in a general decline. Please revise principal strategies to include a description of equity securities as set forth in the risk.

Response:    The Registrant will make the change as requested.

10.	Summary Section of Prospectuses – Emerging Markets Fund, Small Cap Growth Fund and Small Cap Value Fund – Principal Strategies

SEC Comment:        To the extent a fund uses derivatives, please confirm to the SEC that such derivative instrument will not be valued based on its notional amount.

Response:    To the extent a Fund invests in derivatives, the Registrant confirms that a Fund will not value such derivative instrument based on its notional amount.

11.	Prospectuses – Additional Information about the Funds

SEC Comment:        Pursuant to Item 9(a) of Form N-1A, please state the Fund’s investment objective and, if applicable, state that those objectives may be changed without shareholder approval.

Response:    Please note this information is provided under the section “Additional Information about the Funds-Investment Objectives and Other Policies” in the Prospectus.

12.	Prospectus (Investor Class) – Additional Information about the Funds

SEC Comment:        Please note there are two IPO Risks in this section.

Response:    Please note that the IPO Risk is not duplicative since it is listed once under the section “Additional Information about the Funds-Additional Information about Principal Investment Strategies and Risks” for the Small Cap Growth Fund and once under the section “Additional Information about the Funds-Additional Information about Non-Principal Investment Strategies and Risks” for the Emerging Markets and Small Cap Value Funds.

13.	Prospectuses – Management-Management Fees and Expense Limitations

SEC Comment:        Footnote 1 to the fee table for the Small Cap Value Fund indicates that the Fund’s operating expenses have been restated to reflect a reduction in the management fee, effective January 31, 2012, as if such changes had been in effect during the fiscal year ended September 30, 2012. Pursuant to Instruction 2(a) of Item 10(a) of Form N-1A, please explain the change in the basis of computing the adviser’s compensation during the fiscal year.

Response:        The Registrant will make the change as requested.

14.	Prospectuses – Account Policies-Selling (Redeeming) Shares

SEC Comment:        The disclosure notes that redemption proceeds can also be sent by wire ($15.00 fee) or electronic funds transfer to your preauthorized bank account. Please disclose the wire fee in the Shareholder Fee Table in the Summary section of the Prospectus.

Response:    Item 11(c) of Form N-1A states that the Fund describe the procedures for redeeming the Fund’s shares. The Registrant believes that the wire fee is appropriately disclosed in the current section in the Prospectus and therefore does not have to be included in the Shareholder Fee Table. Moreover, this fee is not applicable to all shareholders, but rather only those initiating a wire transfer. Accordingly, the Registrant respectfully declines to incorporate the staff’s comment.

15.	Prospectuses – Account Policies-How Investor Class Shares are Priced/How Institutional Class Shares are Priced

SEC Comment:        The third bullet states that “The Funds’ share prices are generally calculated as of the close of trading on the New York Stock Exchange (NYSE) (normally 4:00 p.m. Eastern Time) every day the NYSE is open.” Please remove “generally” from the sentence.

Response:    The Registrant will make the change as requested.

16.	Prospectuses – Financial Highlights

SEC Comment:        As required by Item 13(b) of Form N-1A, please include the name of the independent registered public accounting firm.

Response:    The Registrant will make the change as requested.

17.	Prospectuses – Financial Highlights

SEC Comment:        Please explain to the SEC the line item for redemption fees.

Response:    Each Fund may charge a redemption fee under certain conditions. If this redemption fee is collected, the fee is an asset of the Fund and will be reflected in the redemption fee column. Such fee will typically represent an amount less than $.005 per share.

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The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in this post-effective amendment and that it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States. The Registrant further acknowledges that staff comments or changes to disclosures in response to staff comments in this post-effective amendment do not foreclose the Securities and Exchange Commission from taking any action with respect to such filing.

I trust that the foregoing is responsive to each of your comments. Please do not hesitate to contact me at (617) 662-3969 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Francine S. Hayes

Francine S. Hayes

Vice President and Managing Counsel

cc: R. Biles